UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark one)
    ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______   to   ______

Commission file number 001-14141

L-3 ILEX SYSTEMS SAVINGS
AND SECURITY PLAN AND TRUST

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

L-3 COMMUNICATIONS HOLDINGS, INC.

600 Third Ave
New York, NY 10016

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

L-3 ILEX SYSTEMS SAVINGS AND SECURITY
PLAN AND TRUST

FINANCIAL STATEMENTS

December 31, 2005 and 2004

INDEPENDENT AUDITORS’ REPORT

To the Administrative Committee of

L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST

We have audited the accompanying statements of net assets available for benefits of the L-3 Ilex Systems Savings and Security Plan and Trust (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of L-3 Ilex Systems Savings and Security Plan and Trust as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Mayer Hoffman McCann P.C.
Plymouth Meeting, Pennsylvania
June 16, 2006

L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004

	2005	2004
ASSETS
Investments	$—	$38,419,047
Participant loans	—	482,317
Employer contributions receivable	—	680,982
NET ASSETS AVAILABLE FOR BENEFITS	$—	$39,582,346

See Notes to Financial Statements

L-3 ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2005 and 2004

	2005	2004
ADDITIONS
Additions to net assets attributed to:
Net appreciation in fair value of investments	$1,133,257	$4,029,573
Interest and dividends	1,458,682	914,117
	2,591,939	4,943,690
Contributions:
Employer	803,620	680,982
Participants	3,871,001	3,184,950
Rollovers	108,690	135,656
	4,783,311	4,001,588
TOTAL ADDITIONS	7,375,250	8,945,278
DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	5,744,388	1,736,042
Administrative expenses	34,762	31,916
Other	35,269	135,276
TOTAL DEDUCTIONS	5,814,419	1,903,234
CHANGE IN NET ASSETS BEFORE BENEFITS TRANSFERRED TO ANOTHER PLAN	1,560,831	7,042,044
BENEFITS TRANSFERRED TO ANOTHER PLAN	(41,143,177)	—
NET INCREASE (DECREASE)	(39,582,346)	7,042,044
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	39,582,346	32,540,302
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$—	$39,582,346

See Notes to Financial Statements

ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

(1)	Description of plan

The following description of the L-3 Ilex Systems Savings and Security Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all full-time employees of L-3 Communications Ilex Systems, Inc. (the Plan Sponsor). Employees are eligible to enroll in the Plan when they join Ilex Systems, Inc. and are age eighteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Merger – On December 29, 2005 the Plan was merged with the L-3 Communications Master Savings Plan.

Contributions – Participants may elect salary deferral contributions up to 25% of their annual eligible compensation, not to exceed limitations established annually by the Internal Revenue Service pursuant to IRC Section 402(g). Salary deferral contributions and earnings thereon are not subject to taxation until withdrawn from the Plan. Contributions are subject to certain limitations.

The Plan provides for discretionary matching contributions. The amount of the matching contribution is specified annually by the Company’s Board of Directors and shall be applied uniformly to all participants. For plan years 2005 and 2004 this amount was 2% of participant’s eligible annual compensation.

Participant accounts – Each participant’s account is credited with the participant’s contribution, the Plan Sponsor’s contribution and plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Company discretionary matching contributions are vested in a graduated schedule as follows: 0-3 years, no vesting; 3 or more years, 100% vested.

Participant loans – Loans are available to all participants. The minimum loan is $1,000. The maximum loan available is the lesser of $50,000 or 50% of the participant’s vested account balance based on the value of the participant’s account as of the most recent valuation date, reduced by the excess of the participant’s highest outstanding loan balance during the 12 month period ending on the date of the loan over the participant’s current outstanding loan balance on the date of the loan. Loans are secured by the balance in the participant’s account and bear interest at rates ranging from 5.00% to 13.13%, which approximates the market rate at the inception of the loans. Principal and interest are paid ratably through bi-weekly payroll deductions. Repayment periods cannot exceed five years unless the loan is used for the purchase of a principal residence. In this instance, the repayment period may be up to 15 years.

Payment of benefits – Upon death, retirement or termination of employment, participants are entitled to receive their vested account balance. If the balance is equal to or less than $5,000, the balance will be distributed in a lump-sum cash payment. If the account balance is over $5,000, the participant must consent to the distribution and may elect to roll over the balance to another qualified plan, receive the balance in a lump-sum cash payment or receive annuity benefits as prescribed by the Plan. During 2005 the Plan was amended to state that Participants with a vested account balance of $1,000 or more must consent to the distribution.

Forfeited accounts – The participant’s share of Company contributions that have not been vested at the time of distribution on termination of employment will be forfeited. Forfeitures of Company matching contributions may be used to reduce administrative expenses and reduce matching

ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS  (continued)

(1)	Description of plan (continued)

contributions for the Plan year in which the forfeitures occur. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $46,605 and $55,121 respectively. Of these forfeited amounts $31,480 and $55,121 were used to reduce the employer matching contribution for the 2005 and 2004 respective plan years.

Plan termination – Although it has not expressed an intention to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Investment options – Upon enrollment in the Plan, a participant may direct employee contributions in any of twenty-two investment options. Funds are invested in shares of mutual funds and shares of the Plan Sponsor. The matching Company Contribution is invested directly in shares of the Plan Sponsor. Participants may not direct employer contributions until they are 100% vested in these contributions.

(2)	Summary of significant accounting policies

Basis of accounting – The financial statements of the Plan are prepared under the accrual method of accounting. Accordingly, income is recognized when earned and expenses are recorded when incurred.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition – Investments are recorded at fair value based upon quoted market prices. The average cost method is used in determining the gain or loss arising upon the sale of investments.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Acquisition costs are included in the cost of investments and sales are recorded net of selling expenses.

Concentrations of credit risk – The Plan provides for various investment fund options, which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of benefits – Benefits are recorded when paid.

Administrative expenses – Management fees are allocated on a pro rata basis to each participant. All other significant expenses are paid by the Plan Sponsor.

Plan assets held by T. Rowe Price Trust Company, Investment Manager – The Plan’s investment manager, T. Rowe Price Trust Company, maintains plan assets. The accounts are credited with actual earnings on the underlying investments and charged for plan withdrawals and management fees charged by T. Rowe Price Trust Company. The Plan’s investments and changes therein have been reported by the investment manager as having been determined through the use of current market values.

(3)	Party-in-interest transactions

Certain Plan investments are mutual funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the custodian as defined by the Plan and, therefore, these transactions qualify as

ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS  (continued)

(3)	Party-in-interest transactions (continued)

party-in-interest transactions. Fees paid by the Plan to T. Rowe Price Trust Company for administrative and investment management fees totaled $34,762 and $31,916 for the years ended December 31, 2005 and 2004 respectively.

(4)	Investments

The following presents investments that represent 5% or more of the Plan's net assets:

	December 31,
	2005	2004
Stable Value Fund	—	$3,343,419
Science & Technology Fund	—	4,876,861
Equity Income Fund	—	5,637,047
Capital Appreciation Fund	—	4,871,259
Small-Cap Value Fund	—	4,604,873
L-3 Stock Fund	—	5,004,378

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Years Ended December 31,
	2005	2004
Mutual Funds	$949,613	$2,494,410
Common stock	183,644	1,535,163
	$1,133,257	$4,029,573

(5)	Tax status

The Plan received a favorable determination letter in October 1994 from the Internal Revenue Service stating that the Plan is qualified under the provisions of Internal Revenue Code (IRC) Section 401(a) and the related trust is exempt from federal income taxes under IRC Section 501(a). Accordingly, no provision for income taxes is reflected in the accompanying financial statements. The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Continued qualification of the Plan depends on its future operations.

(6)	Non participant directed investments

Approximately $1,897,000 of the net assets at December 31, 2004 were non participant directed. Significant components of changes in net assets relating to the non participant directed investments are as follows:

Year Ended December 31, 2005 (Approximately)
Changes in Net Assets:
Contributions	$804,000
Transfers to participant directed investments	(517,000)
Benefits transferred to another plan	(2,184,000)
$(1,897,000)

ILEX SYSTEMS SAVINGS AND SECURITY PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS  (continued)

(7)	Plan Amendments

The Plan was amended to liberalize the restrictions on the employer matching and supplemental contributions. Effective January 1, 2004 employer matching and supplemental contributions made on or after October 1, 1998, in the form of L-3 Communications Common Stock shall remain invested in L-3 Communications Common Stock until the 31st of January of the third calendar year following the calendar year for which such contributions were made. After this time, the participant investment elections for employer matching and supplemental contributions are the same as those for salary deferred contributions.

As noted in footnote 1 during 2005, the Plan was amended to reduce the automatic cash out provision for participants with a vested account balance from $5,000 to $1,000 effective March 28, 2005.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the L-3 ILEX Systems Savings and Security Plan and Trust have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

L-3 ILEX Systems Savings and Security Plan and Trust Registrant

Date: June 27, 2006

/s/ Michael T. Strianese
Name: Michael T. Strianese
Title: Interim Chief Executive Officer
and Chief Financial Officer
of L-3 Communications Holdings, Inc.
(Principal Executive Officer and
Principal Financial Officer)